EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

March 10, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO SILVER PRODUCES 96,254 OUNCES OF SILVER EQUIVALENT IN FEBRUARY 2014

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to announce the February 2014 production results from its San Gonzalo mine and Avino Mine surface stockpile operations located on the Avino property near Durango, Mexico.

February production from the San Gonzalo Mine and Avino Mine surface stockpiles are presented below along with a comparison with January output from both areas:

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total February Silver Eq. Produced (oz) Calculated	Total January Silver Eq. Produced (oz) Calculated	% Change	YTD Silver Eq. Produced Calculated
San Gonzalo (Circuit 1)	27	6,259	351	2.0	84	77	59,138	301	77,979	83,437	(7)%	161,416
Historic Above Ground Stock Piles (Circuit 2)	27	6,171	96	0.73	66	62	12,624	90	18,275	22,114	(17)%	40,389
		12,430					71,762	391	96,254	105,551	(9)%	201,805

Silver equivalent was calculated using a 62.5:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

“We are pleased to report another month of consistent operations in February. Output was down marginally due to two fewer days in the month, however, Avino’s daily average silver equivalent production was able to equal the output achieved in January, which was a record setting month. The San Gonzalo mine continues to demonstrate consistent grades and recoveries”

 – David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Circuit 1 - San Gonzalo

Comparative production numbers from January and February 2014 at San Gonzalo, as well as 2014 yearly totals are reported as follows:

	Feb 2014	Jan 2014	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,259	6,509	(4)	12,768
Average Daily Throughput (tpd)	232	224	4	228
Days of Operation	27	29	(7)	56
Feed Grade Silver (g/t)	351	358	(2)	355
Feed Grade Gold (g/t)	2.0	2.0	0	2.0
Bulk Concentrate (dry tonnes)	193	235	(18)	427
Bulk Concentrate Grade Silver (kg/t)	9.5	8.4	13	8.9
Bulk Concentrate Grade Gold (g/t)	48.6	42.1	15	45
Recovery Silver (%)	84	85	(1)	84
Recovery Gold (%)	77	77	0	77
Mill Availability (%)	98.7	93.7	5	96.1
Total Silver Produced (kg)	1,839	1,978	(7)	3,817
Total Gold Produced (g)	9,376	9,882	(5)	19,258
Total Silver Produced (oz) calculated	59,138	63,580	(7)	122,718
Total Gold Produced (oz) calculated	301	318	(5)	619
Total Silver Equivalent Produced (oz)	77,979	83,437	(7)	161,416

Silver equivalent was calculated using a 62.5:1 ratio for silver to gold, Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

February Highlights

•	Silver Equivalent ounces produced in February were lower by 7% than that of January due mainly to two fewer operating days.
•	Feed grades of silver and gold together with their respective recoveries were similar to those of January with little or no change.
•	Total tonnage processed was lower by 4%, however daily throughput was higher due to higher plant availability.
•	The quality of concentrate produced was also better resulting in fewer tons produced.

Circuit 2 – Avino Mine Stock Piles

Comparative production numbers from January and February 2014 from the Avino Mine stock pile operation, as well as 2014 yearly totals are reported as follows:

	Feb 2014	Jan 2014	% Change	YTD 2014
Total mill feed – (dry tonnes)	6,171	6,685	(8)	12,857
Days of Operation	27	29	(7)	56
Feed grade Silver - g/t	96	108	(11)	102
Feed grade Gold - g/t	0.73	0.77	(5)	0.75
Bulk concentrate – (dry tonnes)	53	77	(31)	130
Bulk Concentrate Grade Silver (kg/t)	7.48	6.35	18	6.81
Bulk Concentrate Grade Gold (g/t)	53.58	40.44	32	45.75
Recovery Silver (%)	66	68	(3)	67
Recovery Gold (%)	62	61	2	61
Mill availability (%)	96.4	95.1	1	95.7
Total Silver Produced (oz) calculated	12,624	15,818	(20)	28,442
Total Gold Produced (oz) calculated	90	101	(11)	191
Total Silver Eq. Produced (oz) calculated	18,275	22,114	(17)	40,389

Silver equivalent was calculated using a 62.5:1 ratio for silver to gold, Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

February Highlights

•	Silver and gold production was lower by 20% and 11% respectively to those of January.
•	The lower production was due to two fewer operating days and lower feed grades.
•	Total tonnage processed was lower by 8%.
•	Silver and gold recoveries were relatively the same as those of January.
•	The concentrate grade produced was higher and resulted in fewer tons produced for the month.

Quality Assurance/Quality Control

Mill assays are performed at the mine's on-site lab. Check samples are verified by Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at various certified Labs in Europe and also AH Knight in Manzanillo, Mexico. The Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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